SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 1, 2013
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ) 43.776.517/0001-80

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp, in compliance with CVM Rule 358 of January 3, 2002 and amendments, hereby informs to its shareholders and the market in general that on October 31, 2013, the São Paulo State Sanitation and Energy Regulatory Agency or ARSESP, published Resolution nº 434 and nº 435:

1) Resolution nº 435:

Authorized the tariff adjustment index of 3.1451% to be applied on a linear basis to  all water and sewage consumer categories as of December 11, 2013.

The aforementioned adjustment is not applicable to the municipalities of Lins, Magda, Torrinha and Glicério, which have different rules.

Upon the readjustment effectiveness, the tariff charts  will be available on Sabesp website at www.sabesp.com.br and at the Company’s customer service offices.

2) Resolution nº 434:

Fixes the date of March 10, 2014 for the publication of the definitive Initial Maximum Tariff Price (P0) and the Efficiency Factor (Factor X) for the tariff cycle initiated on August 10, 2012, and establishes the following steps for the completion of the first Tariff Review:

i)    Stage D1 – Sabesp presents the revised Asset Base (12/5/2013);

ii)   Stage D2 – ARSESP publishes its proposals for the Initial Maximum Tariff Price (P0) and the Efficiency Factor (X Factor), initiation of a Public Consultation and call for  a Public Hearing (1/10/2014);

iii)  Stage D3 – Public Hearing held and Public Consultation concluded (2/5/2014);

iv)  Stage D4 – Publication of results related to the Initial Maximum Tariff Price (P0) and the Efficiency Factor (X Factor), report on Public Consultation contributions (3/10/2014); and

v)   Stage D5 – ARSESP publishes Sabesp’s new Tariff Structure definition and implementation schedule (3/10/2014).

São Paulo, November 1, 2013.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 1, 2013

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.